UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of September 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein is a press release, dated September 20, 2011, titled "New magicJack PLUS Available Today on magicJack.com; CEO Dan Borislow Cautiously Optimistic With New Sales Test.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: September 20, 2011

New magicJack PLUS Available Today on magicJack.com;

CEO Dan Borislow Cautiously Optimistic with New Sales Test

magicJack VocalTec files the last six quarterly financials; prepares to be domestic filer as of close of 2011

West Palm Beach, FL, and Netanya, Israel – Sept. 20, 2011 - magicJack VocalTec, Ltd. (Nasdaq: CALL), the company that invented voice over IP (VoIP) and sold over eight million magicJacks®, is now reporting quarterly financial information and believes this puts the company in a much better position for its shares to be acquired by more large institutional investors. It will begin filing as a domestic public company as of the close of 2011. The company’s transformation from a private company to a foreign filing public company to a soon-to-be domestic filing public company is almost complete. All filings are up to date and like a domestic filer, and include the company's income statement for three and six month periods of 2010 and 2011, included below. For the full filing, please refer to http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001005699&owner=include&Sid=6&Pid=51&Preview=0&toPrint.

The new magicJack PLUS™ is available on magicJack.com today and the company has filed its application with Apple Inc. for approval of the magicJack APP™. With these product offerings, magicJack VocalTec will be able to deliver the highest voice quality however the customer wants it: with or without a computer, on a smart phone, on a tablet and even via an iTouch™ and other devices connected with Wi-Fi and 4G. Recent reviews of the magicJack PLUS support the device’s continued ease-of-use, voice quality and free telephone service, and celebrate new features including number porting and of course the largest new feature - the ability to use the device without a computer. This should drive new sales for the fourth quarter 2011 and even more so in the first quarter 2012. The company still anticipates earning over $2.00 per share in 2012 with a minimum of 20 percent revenue growth. The revenue growth projection includes having less revenue from its subsidiary hardware and software businesses as these businesses are downsized and positive cash flow increased by controlling these costs. The headcount within these businesses has been reduced by over 80 percent to achieve the greatest efficiency.

Although the company is in a transitional quarter (third quarter), after continuing to be able to reduce certain costs, the company believes it can earn more than 20 cents earnings per share (EPS) after what it anticipates will be non-recurring items. This is better than previously estimated during this difficult transition quarter with the introduction of magicJack PLUS and APPs. The company believes the market size will be tremendously larger using these new products and services and therefore the potential for growth is much greater. The initial media tests this weekend for the magicJack PLUS leave the company optimistic about its chances for growth and achieving or surpassing goals for EPS estimates in the future. It is still early to know what the future results will be and it continues to be difficult to provide more precise estimates. magicJack PLUS is new to the market and a one-of-a-kind product.

The company is also optimistic in its efforts to sign up a 4G provider for a triple play product/service by year’s end. Further, the company should have a new chip to integrate Wi-Fi into the magicJack PLUS within nine months. magicJack VocalTec believes the growing popularity of tablets and smartphones will make Wi-Fi ubiquitous. Soon users will be able to roam with Wi-Fi devices without having to log on to a provider. With eight million customers having purchased the magicJack, magicJack VocalTec is currently the fastest growing telecom company in North America. The company continues to have the most aggressive and advanced product and service path of any other company in home and small business telecom in the country and hopefully soon to be the world as it expands into new markets.

Dan Borislow, CEO of magicJack VocalTec, states: "The company has done a terrific job of building a strong brand and delivering the most cost effective, high quality products and services. Our large existing user base, competitive pricing, efficient customer acquisition model, low cost delivery and customer care capabilities position the company well to compete and succeed in the future. We will soon also take the big step of operating as a domestic filing public company, and we hope to enhance shareholder value and to create a more valuable company with a more liquid trading market.  I am proudly the largest shareholder and also want to see a growth in shareholder value. We will have a conference call to discuss some of the current events and financials, as this appears to be a reflection point in the company's history. We do not expect to have many conference calls in the future. We will not always operate in the traditional fashion, but I believe this ingenuity and the willingness to be different has always been our greatest strength and we expect things to stay this way as long as I am leading the company. Lastly, I am very excited to be representing and working for magicJack VocalTec and its shareholders as we introduce all of these market firsts and can start to see what appears to be signs of fantastic market acceptance.”

magicJack VocalTec will host a conference call today, Tuesday, Sept. 20, at 3 p.m. EDT.

Conference Call Details:

U.S. Toll Free:	1.866.318.8616

International Direct:	+1.617.399.5135

Passcode:	773 766 07

Global Access Numbers:	http://www.btconferencing.com/globalaccess/?bid=75_public

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
(in thousands, except per share information)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2010	June 30, 2010	June 30, 2011	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$30,579	$61,377	$28,818	$58,904
Cost of revenues	14,021	29,104	12,096	25,089
Gross profit	16,558	32,273	16,722	33,815

Operating expenses:
Advertising	7,747	17,801	6,835	13,511
General and administrative	7,039	15,175	6,743	13,573
Research and development	517	1,571	670	1,326
Total operating expenses	15,303	34,547	14,248	28,410
Operating income (loss)	1,255	(2,274)	2,474	5,405

Other income (expense):
Realized gains (losses) on marketable securities	(1,139)	(237)	552	(757)
Interest and dividend income	332	580	188	382
Interest expense	-	(146)	(40)	(40)
Other income, net	9	15	10	22
Gain on extinguishment of debt	234	234	-	-
Total other income (expense)	(564)	446	710	(393)
Net income (loss) before income taxes	691	(1,828)	3,184	5,012
Income tax expense	-	7	24	52
Net income (loss)	$691	$(1,835)	$3,160	$4,960

Income (loss) per ordinary share:
Basic	$0.05	$(0.21)	$0.28	$0.43
Diluted	$0.05	$(0.21)	$0.27	$0.42

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.  We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

magicJack® is a registered trademark of magicJack VocalTec Ltd. All other product or company names mentioned are the property of their respective owners.

About magicJack VocalTec Ltd.

magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:

Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com